September 22, 2017

Katherine Wray
Attorney-Adviser
Office of Information Technologies and Services
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:         Gold Standard Mining Company
Registration Statement on Form S-1
File No. 333-217635

RE: Request for Accelerated Effectiveness of Registration

Dear Ms. Wray;

Gold Standard Mining Company, hereby requests that its registration statement on Form S-1, File No. 333-217635 be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933.  We request that the registration be made effective on September 26, 2017, at 4 p.m. EST, as assumed or thereafter as practical.

The Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Kim D. Southworth

Kim D. Southworth, President
Gold Standard Mining Company